FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February 2007


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  LOM Building
                                 27 Reid Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [__]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [__] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

          Attached hereto as Exhibit 1 is a press release issued by Nordic American Tanker Shipping Limited on February 14, 2007 announcing its dividends and earnings in respect of the fourth quarter 2006.

Exhibit 1

[GRAPHIC OMITTED]


Nordic American Tanker Shipping Ltd. (NYSE:NAT) -
Announces Dividend and Earnings in Respect of the 4th Quarter of 2006

Hamilton, Bermuda, February 14th, 2007

Nordic American Tanker Shipping Limited (the "Company") today announced its results for the 4th quarter of 2006. In spite of the mild weather in the Western Hemisphere and being lower than the spot market in the 3rd quarter of 2006, the market for our suezmax fleet was still strong during the 4th quarter of 2006.
The Company has now declared a dividend for 37 consecutive quarters. For the last four quarters, including the dividend to be paid in respect of the 4th quarter of 2006, a total of $4.97 has been declared in dividends, which represents 14.9% of the average daily share price over the same period. The market for our vessels so far in 2007 is well above the level achieved in the 4th quarter of 2006.

Highlights:
-----------


o The Board of Directors has declared a dividend of $1.00 per share in respect of the 4th quarter of 2006.

o The dividend is expected to be paid on or about March 1st, 2007 to shareholders of record as of February 22nd, 2007.

o Delivery of the three newly-acquired vessels did not occur until November and December, while the newly-issued shares from our follow-on offering were outstanding as of October 11th. As a result of this timing difference, our dividend and earnings per share were impacted negatively in respect of the fourth quarter of 2006. The one time dilutive effect of this timing difference is approximately $0.17 per share.

o After taking into account a one time non-cash charge of $3.3 million ($0.14 per share) associated with the follow-on offering in October 2006, net income for the 4th quarter of 2006 was $0.52 per share based on the average number of shares outstanding during the period.

o The Company closed a follow-on offering on October 11, which provided net proceeds to the Company of $173.1 million based on an offering price of $32.00 per share. The weighted average number of shares outstanding during the 4th quarter of 2006 was 26,276,292. As of February 14, 2007, there are 26,914,088 shares issued and outstanding, the same share count as at the end of 2006.

o At the end of the year our fleet consisted of 12 modern double hull suezmax tankers.

o Following a minor incident, one vessel underwent repair in drydock during the 4th quarter of 2006, resulting in a total of approximately 20 days offhire during the period.

Dividends per Share, Earnings per Share and Financial Information:
------------------------------------------------------------------

Operating cash flow(1) was $26.6 million for the 4th quarter of 2006 compared to $32.8 million for the 4th quarter of 2005. Operating cash flow was $29.7 million for the 3rd quarter of 2006.

The Board has declared a dividend of $1.00 per share in respect of the 4th quarter of 2006. This compares with a dividend of $1.88 per share in respect of the 4th quarter of 2005, which was the highest dividend ever paid by the Company. The dividend in respect of the 3rd quarter of 2006 was $1.32 per share.

After a one time non-cash charge(2) of $3.3 million associated with the follow-on offering in October 2006, net income for the 4th quarter of 2006 was $13.7 million, or $0.52 per share (EPS). This compares to a net income of $25.1 million or $1.51 per share for the very strong 4th quarter of 2005. In the 3rd quarter of 2006, net income was $20.3 million, or $0.97 per share.

Earnings per share for the whole year of 2006 were $3.14 compared to $3.03 for the year 2005. Dividends per share in respect of 2006 were $4.97 compared to $4.47 per share for the year 2005.

Our stated policy concerning the calculation of dividend per share in a quarter when an offering has taken place is set forth in footnote 3 later in this release. (3)

For the 4th quarter of 2006, operating costs of our vessels and general and administrative costs were largely according to our expectations. Across the shipping industry there is an upward pressure on vessel operating costs - in particular crewing costs, lubricating oil costs and repair and maintenance costs.

The Company is not involved in freight or interest derivatives.

We currently estimate that our average cash breakeven for our fleet of twelve vessels is approximately $9,500 per day per vessel. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expenses and other financial charges.

After the follow-on offering in October 2006 and the delivery of the three vessels during the 4th quarter of 2006, our net debt is approximately $14.5 million per vessel. As of February 14, 2007, we have approximately $326 million undrawn under our $500 million revolving credit facility with maturity in 2010. There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts. Our strong balance sheet combined with our credit facility provides room for expansion of the fleet.

After a minor incident which took place in late September, one of our vessels was in drydock approximately 20 days during the 4th quarter of 2006. None of our other vessels was in dry dock during the 4th quarter of 2006.

The table below shows the number of vessel revenue days over the last eight quarters for all our vessels, reflecting the growth of the Company.

---------------------------------------------------------------------------------------------------------------
Period                   1Q 05      2Q 05        3Q 05      4Q 05      1Q 06      2Q 06     3Q 06      4Q 06
---------------------------------------------------------------------------------------------------------------
Revenue days              371        549          576        697        720        808       817        919
---------------------------------------------------------------------------------------------------------------


The market capitalization of the Company also reflects the growth of NAT.

-------------------------------------------------------------------------------------------------------
  Period                                                             2005        2006       Feb. 12,
                                                                                              2007
-------------------------------------------------------------------------------------------------------
Market Capitalization as of December 31, (in millions)              $479.2      $918.7      $1,010.1
-------------------------------------------------------------------------------------------------------

For further details on our financial results, please see later in this release.

The Fleet:
----------

Eleven of the Company's twelve vessels are trading in the spot market or on spot related terms, while one vessel remains employed on a long term fixed rate charter.

The three vessels which we took over in November and December of 2006 produced 111 revenue days in the 4th quarter of 2006. During the 1st quarter of 2007, we have 12 vessels in operation - increasing the revenue days compared with previous quarters.

At the end of 2004 the Company had four vessels; at the end of 2005 the Company had eight vessels; and at the turn of the year 2006/2007 the Company had twelve vessels.

Vessel                    Dwt *         Employment
------                    -----         ----------
Gulf Scandic           151,475          Long term fixed charter
Nordic Hawk            151,475          Spot related terms
Nordic Hunter          151,400          Spot related terms
Nordic Voyager         149,591          Spot
Nordic Fighter         153,328          Spot
Nordic Freedom         163,455          Spot
Nordic Discovery       153,328          Spot
Nordic Saturn          157,332          Spot
Nordic Jupiter         157,411          Spot
Nordic Cosmos          159,998          Spot
Nordic Moon            159,999          Spot
Nordic Apollo          159,999          Spot
Total           1,868,791

* Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies

Performing a scheduled 10-year special survey, one vessel was out of service 22 days as from mid-January this year.


The Market:

The average spot market rates, according to the Imarex Tanker Index, were $39,727 per day for modern suezmax tankers during the 4th quarter of 2006 compared with $64,002 per day for the 4th quarter of 2005. While lower than the 3rd quarter of 2006 the market during the 4th quarter of 2006 was still healthy for our vessels - a situation that has continued into 2007. The average Imarex Tanker Index was $43,574 per day from January 1 to and including February 12th, 2007. Short-term spot rates are notoriously difficult to predict. We expect that they may continue to fluctuate significantly.

The world's suezmax fleet stood at 346 vessels at the end of the 4th quarter of 2006, compared to 324 vessels at the end of the 4th quarter of 2005. Twenty-two new vessels were delivered during 2006 while no vessels were scrapped. The total suezmax order book stood at 123 vessels at the end of the December 2006. At the same time, 72 vessels were single hull, which are expected to be phased out from the tanker trade by 2010. Out of the 72 single hull suezmax vessel shipping companies worldwide have decided to convert 17 vessels into purposes other than employment in the tanker sector. (Source: Fearnresearch).

Generally, single hull tankers are facing challenges in the market place as the customers prioritize double hull tonnage. We believe that this development is advantageous for our Company, which owns double hull tankers only.

Going forward, deliveries of new tankers from shipyards over the next few years can be estimated with a high degree of certainty. The shipyards are expected to operate at more or less full capacity with their present orderbooks, and new orders placed for suezmax tankers are typically for delivery in 2010 or later.

The level of the tanker market ahead is above all dependent on the development of the world economy.


Shareholders' Rights Plan
-------------------------

The Board of Directors has adopted a shareholder rights plan designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. The Company believes that the shareholder rights plan should enhance the Board's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. The Company is not currently aware of any such offers or proposals, and is adopting the plan as a matter of prudent corporate governance. Several other listed shipping companies have this kind of arrangement in place.

The terms of the shareholder rights plan are set forth in a filing that the Company has made with the Securities and Exchange Commission this morning. Rights under the plan are expected to be issued to shareholders of record as of the close of business on February 27, 2007.

Strategy going forward:
-----------------------

The operations of the Company are based on its unique and successful operating model which combines a transparent and predictable full dividend payout policy with high spot market exposure and a strong balance sheet. Focus is also on a cost effective management of the Company, both in regard to the operating expenses of the vessels and general & administrative expenses, in order to maintain a low cash break-even level for operations.

The Company's exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market. With a strong balance sheet, a full dividend payout policy can be maintained without accumulating cash reserves on the balance sheet. A certain amount of term charter coverage is being contemplated from time to time.

The main objective of the Company is to maximize its total return(4) for shareholders via a transparent, predictable and simple strategic platform. In our communication with the stock market we encourage investors wishing to have tanker exposure to assess our operating model and to invest in our Company. Growth continues to be an inherent part of the operating model and further expansion can be expected. The expansion of the Company is bolstering its earnings and dividend capacity per share.

                                    * * * * *


-------------------------

(1) Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies. Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Please see page 8 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2) The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and we have issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from issuance.

(3) Our policy is to declare quarterly dividends to shareholders, substantially equal to our net operating cash flow during the previous quarter after reserves as the Board of Directors may from time to time determine are required, taking into account contingent liabilities, the terms of our Credit Facility, our other cash needs and the requirements of Bermuda law. However, if we declare a dividend in respect of a quarter in which an equity issuance has taken place, we calculate the dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and certain non-cash administrative charges. The dividend paid is the calculated dividend per share multiplied by the number of shares outstanding at the end of the quarter.

(4) The total return is based on the change in the price for our common shares plus dividends reinvested in our common shares.

AMOUNTS IN USD '000
----------------------------------------------------------------------------------------------------------------
         CONDENSED STATEMENTS                      Three Months Ended                  Twelve Months Ended
            OF OPERATION                 --------------------------------------   ------------------------------
                                         Dec 31,      Sep. 30,       Dec. 31,      Dec. 31,       Dec. 31,
                                          2006          2006          2005          2006           2005
                                       (unaudited)   (unaudited)                  (unaudited)
----------------------------------------------------------------------------------------------------------------
NET VOYAGE REVENUE                         34,269         36,547        37,571        135,348        86,129
----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel operating expenses                  (6,105)       (5,706)        (3,510)       (21,102)       (11,221)
Depreciation                               (8,456)       (7,257)        (5,796)       (29,254)       (17,529)
General and administrative costs           (5,188)*      (1,549)        (1,617)       (12,750)**      (8,492)**
----------------------------------------------------------------------------------------------------------------
                                          (19,749)      (14,512)       (10,923)       (63,106)       (37,242)
----------------------------------------------------------------------------------------------------------------
Income from vessel operation               14,520         22,035        26,648         72,242         48,887
----------------------------------------------------------------------------------------------------------------
OTHER ITEMS

Interest income                              962            118            129          1,602            850
Interest expense                          (1,737)        (1,831)        (1,674)        (6,451)        (3,420)
----------------------------------------------------------------------------------------------------------------
                                            (775)        (1,713)        (1,545)        (4,849)        (2,570)
----------------------------------------------------------------------------------------------------------------
NET INCOME                                 13,745         20,322        25,103         67,393         46,317
----------------------------------------------------------------------------------------------------------------
Earnings per average number of shares        0.52           0.97          1.51           3.14           3.03
Weighted average number of shares      26,276,292     21,046,400    16,644,496     21,476,196     15,263,622
Common shares outstanding              26,914,088     21,046,400    16,644,496     26,914,088     16,644,496
----------------------------------------------------------------------------------------------------------------

*)   The G&A for the three months ended Dec. 31, 2006 include  non-cash charges of $3 .6m which are charges related to share based compensation and the 2004 Stock Option Plan.

**)  The G&A for the twelve  months ended Dec. 31, 2005 and Dec.  31, 2006  include  non-cash  charges of $5.0m and
     $7.9m respectively which are charges related to share based compensation and the 2004 Stock Option Plan.

--------------------------------------------------------------------------------
CONDENSED BALANCE SHEETS                               Dec 31,       Dec. 31,
                                                        2006          2005
                                                     (unaudited)
--------------------------------------------------------------------------------
Cash deposits                                             11,729         14,240
Account receivables                                       13,416         14,840
Other current assets                                      19,333         11,481
Vessels                                                  752,478        463,933
Other long term assets                                     3,224          1,350
--------------------------------------------------------------------------------
Total Assets                                             800,180        505,844
--------------------------------------------------------------------------------
Accounts payable                                           3,006          1,562
Accrued liabilities                                       11,728          3,410
Long-term debt                                           173,500        130,000
Shareholders' equity                                     611,946        370,872
--------------------------------------------------------------------------------
Total liablilities and shareholders' equity              800,180        505,844
--------------------------------------------------------------------------------

                     NORDIC AMERICAN TANKER SHIPPING LIMITED

-----------------------------------------------------------------------------
     CONDENSED STATEMENTS OF                         Twelve Months Ended
          CASH FLOW                               ---------------------------
                                                       Dec 31,      Dec. 31,
                                                        2006         2005
                                                    (unaudited)
-----------------------------------------------------------------------------
OPERATING ACTIVITIES
-----------------------------------------------------------------------------
Net cash from Operating Activitites                   107,067        51,056
-----------------------------------------------------------------------------
FINANCING ACTIVITIES                                  287,904       161,967
Net proceeds from sale of Common Stock
Proceeds from use of Credit Facility                  274,500       135,000
Repayment of debt                                    (231,000)       (5,000)
Loan facility costs                                      (591)       (1,075)
Dividends paid                                       (122,591)      (64,279)
-----------------------------------------------------------------------------
Net Cash provided by (used for) Financing             208,222       226,613
Activities
-----------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in Vessels                                (317,800)     (294,161)
-----------------------------------------------------------------------------
Net cash used by investing activitites               (317,800)     (294,161)
-----------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents              (2,511)      (16,492)
Beginning Cash and Cash Equivalents                    14,240        30,732
-----------------------------------------------------------------------------
Ending Cash and Cash Equivalents                       11,729        14,240
-----------------------------------------------------------------------------

                                       NORDIC AMERICAN TANKER SHIPPING LIMITED

                                    Reconciliation of non-GAAP financial measures
                                                (Amounts in USD '000)


                                                   Three Months Ended              Twelve Months Ended
                                              --------------------------------   --------------------------
                                              Dec. 31,     Sep. 30,     Dec. 31,     Dec. 31,    Dec. 31,
                                                  2006         2006         2005         2006        2005
-----------------------------------------------------------------------------------------------------------
Voyage revenue                                 45,142       44,599       47,623       175,520     117,110
Voyage expenses                               (10,873)      (8,052)     (10,052)      (40,172)    (30,981)
-----------------------------------------------------------------------------------------------------------
Net voyage revenue (1)                         34,269       36,547       37,571       135,348      86,129
-----------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------
                                                         Three Months Ended
                                            -----------------------------------------
                                              Dec. 31,      Sep.30,        Dec. 31,
                                                  2006         2006            2005
-------------------------------------------------------------------------------------
Income from vessel operations                  14,520       22,035          26,648
Depreciation                                    8,456        7,257           5,796
Share Based Compensation/ Stock Option Plan     3,691          393             440
-------------------------------------------------------------------------------------
Operating Cash Flow (2)                        26,667       29,685          32,884

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.


            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.


Contacts:
       Scandic American Shipping Ltd
       Manager for:
       Nordic American Tanker Shipping Ltd.
       P.O Box 56, 3201 Sandefjord, Norway
       Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com
                                      -----------------------

       Web-site:  www.nat.bm

       Rolf Amundsen, Investor Relations
       Nordic American Tanker Shipping Ltd.
       Tel: +1 800 601 9079 or + 47 908 26 906

       Gary Wolfe
       Seward & Kissel LLP, New York, USA
       Tel: +1 212  574 1223

       Herbjorn Hansson, Chairman & CEO
       Nordic American Tanker Shipping Ltd.
       Tel:  +1 866 805 9504 or + 47 901 46 291

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  February 26, 2006                       By:  /s/ Herbjorn Hansson
                                                   --------------------
                                                       Herbjorn Hansson
                                                   Chairman, Chief Executive
                                                   Officer and President


SK 01318 0002 750879